FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

August 30, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 30, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides results from the initial metallurgical testing of the Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.

Item 5.	Full Description of Material Change

The Issuer reports that it has received positive initial metallurgical results from Minera Afrodita for the Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.  Initial results suggest that greater than 90% of gold can be recovered via standard flotation techniques.  The gold at Taricori appears to be sulphide free-milling, non-refractory mineralization.  The Issuer has a right to acquire 100% of Minera Afrodita.

Composite channel samples collected from underground adits were submitted for bench scale laboratory batch flotation analysis, and leach testing at SGS Laboratories in Santiago, Chile. The composite sample assayed as 11.86 g/t gold, 185 g/t silver, 8.01% zinc, 0.54% lead and 0.22% copper.  Preliminary flotation test work was performed using three separate reagent formulas typical of conventional base metal flotation separation and was designed to separate copper-lead mineralization from the zinc mineralization.

Test work indicates that the mineralization separates relatively easily into a bulk rougher concentrate containing the copper and lead, and the majority of the gold and silver. The silver and gold recoveries to the rougher copper-lead concentrate range between 60% and 80% respectively in the preferred reagent (average gold recovery from 5 reagent tests is 83.5%). The zinc flotation recovered from the remaining mineralisation yielding recoveries of approximately 10% and 20% for gold and silver respectively; to the zinc concentrate (average gold recovery from 5 reagents was 14.0%).  Together, in excess of 90% of the gold can be recovered via flotation from two concentrates.  Critically, the gold at Taricori appears to be sulphide free-milling, non-refractory mineralization.

These early-stage results are extremely encouraging and indicate that gold mineralization is responsive to conventional metallurgical recovery techniques – results were sufficiently high that planned cyanide leaching tests of the tailing were cancelled (as less than 10% of the gold reported to the tails).  At an appropriate stage, additional metallurgical testing will be ongoing in order to optimise the recovery process, and maximise the potential Net Smelter Return of any prospective future operations.

Cordillera del Condor Background

The Cordillera del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border historical small-scale but high-grade gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

September 9, 2010